UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the Month of October 2018

(Commission File.  No. 000-30718).

SIERRA WIRELESS, INC.
(Translation of registrant’s name in English)

13811 Wireless Way
Richmond, British Columbia, Canada V6V 3A4
(Address of principal executive offices and zip code)

Registrant’s Telephone Number, including area code: 604-231-1100

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F     ⃞        40-F     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:     ⃞        No:     ⊠

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes:     ⃞        No:     ⊠

Sierra Wireless Announces Advanced Analytics and Reporting for Cloud-Based Vehicle Fleet Operations

AirLink® Management Service – Advanced Reporting and Analytics (ALMS ARA) adds operational insight for vehicle fleet operations to Sierra Wireless’ secure, cloud-based device management platform

VANCOUVER, British Columbia--(BUSINESS WIRE)--October 1, 2018--Sierra Wireless (NASDAQ: SWIR) (TSX: SW), the leading provider of fully integrated device-to-cloud solutions for the Internet of Things (IoT), today announced general release of AirLink® Management Service – Advanced Reporting and Analytics (ALMS ARA). The new features enable organizations to manage their vehicle fleets using Sierra Wireless’ industry-leading AirLink gateways, routers and cloud-based management platform by providing a deeper level of actionable insight and analytics into vehicle use, driver behavior and fleet maintenance.

ALMS ARA offers the same core device configuration, over-the-air (OTA) software updates and monitoring capabilities as ALMS but adds a powerful reporting and analytics engine and pre-defined reports to provide users with actionable business data. The first release of ALMS ARA includes reports that help managers of small-to-medium sized fleets gain insight into their vehicle fleet operations, including vehicle stops and trips, driver behavior, speeding and harsh acceleration incidents, and vehicle engine faults for proactive maintenance.

“Public safety, utilities and field service organizations are looking for a simple platform to collect actionable data from their fleets to transform and optimize operations,” said Tom Mueller, Vice President Product Line Management, Enterprise Solutions, Sierra Wireless. “With the addition of advanced reporting and analytics, our customers can use their trusted AirLink networking solution to provide business insights in addition to secure, managed LTE connectivity.”

Customers using supported AirLink devices, such as the AirLink MP70 with vehicle diagnostic interface (OBD-II/J1939), can use ALMS ARA to get cloud-based access to rich vehicle telemetry data through powerful APIs.

Sierra Wireless will demonstrate ALMS ARA at the upcoming International Association for Chiefs of Police (IACP) event, October 6-9, in booth #421.

ALMS ARA Free Trial Offer

Ready to try it? Until March 2019, ALMS ARA is free for fleets of 15 devices or less. Sign up here to create an ALMS Free Tier account: https://na.airvantage.net/accounts/signup?type=AVMS_AL.

Pricing and Availability

ALMS and ALMS ARA are priced at $18/year/device and $54/year/device respectively. ALMS and ALMS ARA are commercially available today through Sierra Wireless’ authorized channel partners. To contact the Sierra Wireless Sales Desk, call +1 877-687-7795 or visit http://www.sierrawireless.com/sales.

Resources

Blog: Lower Security Risks, Reduce Costs and Increase ROI with an IoT Network Management Solution

Video: https://www.sierrawireless.com/resources/videos/airlink-management-service

About Sierra Wireless

Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is an IoT pioneer, empowering businesses and industries to transform and thrive in the connected economy. Customers Start with Sierra because we offer a device to cloud solution, comprised of embedded and networking solutions seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide rely on our expertise in delivering fully integrated solutions to reduce complexity, turn data into intelligence and get their connected products and services to market faster. Sierra Wireless has more than 1,300 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

Connect with Sierra Wireless on the IoT Blog at http://www.sierrawireless.com/iot-blog, on Twitter at @SierraWireless, on LinkedIn at http://www.linkedin.com/company/sierra-wireless and on YouTube at http://www.youtube.com/SierraWireless.

Forward Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our services and products, statements about future market conditions, supply conditions, channel and end customer demand conditions, revenues, gross margins, operating expenses, profits, and other expectations, intentions, and plans contained in this press release that are not historical fact. Our expectations regarding future revenues and earnings depend in part upon our ability to successfully develop, manufacture, and supply products that we do not produce today and that meet defined specifications. When used in this press release, the words "plan", "expect", "believe", and similar expressions generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties, including, but not limited to, changes in technology and changes in the wireless data communications market. In light of the many risks and uncertainties surrounding the wireless data communications market, you should understand that we cannot assure you that the forward-looking statements contained in this press release will be realized.

CONTACT:
Media:
Kim Homeniuk
+1 604 233 8028
khomeniuk@sierrawireless.com

Investors:
David Climie
+1 604 231 1137
dclimie@sierrawireless.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sierra Wireless, Inc.

		By:	/s/ David G. McLennan

David G. McLennan, Chief Financial Officer and Secretary

Date:	October 1, 2018